NEWS RELEASE

EMX Options its Queensland Gold Projects to Mila Resources

Vancouver, British Columbia, November 1, 2024 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an exploration and option agreement for its Yarrol, Mt Steadman and Queensland Gold projects to Mila Resources PLC ("Mila", LSE:MILA). Mila is a well-capitalized London Stock Exchange listed company seeking to broaden its exploration portfolio in Australia. The agreement provides EMX with a cash payment, warrants and work commitments during a one-year option period, and upon exercise of the option, EMX will receive additional cash payments, equity in Mila, advance royalty payments, milestone payments and a 2.5% NSR royalty.

The Yarrol and Mt Steadman projects both contain historically defined gold resources in addition to sites of historic gold mining activities (see notes regarding the historical mineral resources below). The Yarrol project also contains areas with cobalt-enriched manganese oxide mineralization and heavy mineral sands deposits. The nearby Queensland Gold project lies to the north of Yarrol and Mt Steadman (see Figure 1) and contains multiple historic gold mines, gold occurrences, drill defined zones of gold mineralization, and numerous additional geochemical anomalies enriched in gold and copper.

EMX looks forward to working with Mila to commence work on the projects and to follow up on recent drill and sampling programs. This transaction is another example of the execution of EMX's business model in providing turn-key and drill ready exploration projects to its partner companies in exchange for royalty interests and other considerations.

Commercial Terms Overview. EMX will receive AUD $25,000 upon execution of the agreement, along with 16 million purchase warrants of Mila Resources stock with a strike price of £0.01. Mila can acquire a 100% interest in the project by completing AUD$450,000 in work commitments by the end of the first anniversary of the agreement. Upon exercising the option Mila will:

  Issue the equivalent of £110,000 in shares of Mila (with certain escalation clauses) and make an initial advance royalty payment equivalent to 20 ounces of gold in cash, shares or bullion.
  Grant EMX an uncapped 2.5% NSR royalty and make annual advance royalty ("AAR") payments commencing at 20 ounces of gold until the fifth anniversary of the agreement, at which time the AAR's will increase to 35 ounces of gold until the completion of a Preliminary Economic Assessment, at which time the AAR's will increase to 50 ounces of gold. The AARs can be paid in cash, shares or bullion.
  Upon the second anniversary of the agreement, pay EMX an additional AUD$125,000 in cash or shares of Mila, and commit to completing a JORC Code or NI-43-101 compliant resource estimate on at least one of the project areas.
  By the fifth anniversary of the agreement, complete a cumulative of 30,000 meters of drilling and/or define a resource of at least 400,000 ounces of gold with at least 40% of those ounces defined as "indicated" resources.
  Deliver certain milestone payments.
  For each project, upon delivery of a feasibility study Mila can repurchase 1.25% of the EMX royalty for a payment equating to 65% of the post-tax royalty net present value (NPV) as defined in the feasibility study.

Overviews of the projects. Each of the projects lie within the Tasman Orogenic Zone of eastern Australia, which hosts significant gold mines and deposits including Cracow, Mount Morgan and Mount Rawdon (see Figure 1).

Yarrol Project: The 59,520 Ha Yarrol Project is located between the Queensland Gold project and Evolution Mining's Mt Rawdon gold mine and is positioned along the regional scale Yarrol Fault zone. Several other historical mines and active exploration projects also lie along the Yarrol Fault structural trend.

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Yarrol was the site of historical gold mining activities in the 1800's through the 1930's, with historical gold production averaging ~10 g/t.1 Further exploration and assessments conducted in the 1980's and 1990's led to the definition of two historical gold resources (see notes regarding the historical mineral resources below). Gold mineralization at Yarrol is present as quartz sulfide veins and zones of silicification developed in and around Permian-aged dioritic intrusions. EMX conducted a two-hole confirmation drill program in late 2022, resulting in the intersection of 17.8 meters averaging 4.01 grams per tonne (g/t) gold from 61 meters in drill hole DD22-YA187, and 12 meters at 0.91 g/t gold from 92 meters in drill hole DD22-YA188 (see EMX News Release dated November 14, 2022)2.

Many Peaks Gold Ltd (now Many Peaks Minerals Ltd or "Many Peaks", ASX:MPK) optioned the project from EMX in 2023 and conducted various exploration programs before changing its strategy to focus on western African projects in early 2024. In addition to other programs, Many Peaks drilled six reconnaissance diamond drill holes at Yarrol totaling 1,210 meters that included a drill intercept of 16 meters averaging 0.75 g/t gold from 42 meters in hole YAD-189 (see Many Peaks news releases dated January 29 and 30, 2024)3. The project was returned to EMX in mid-2024.

Mt Steadman Project: The 5,760 hectare Mt Steadman project is an intrusion-related gold system ("IRGS") located along the Perry Fault system, a major structural feature in the region that also hosts the nearby Mt Rawdon Mine. The Mt Steadman project was the focus of exploration in the 1990's when shallow reconnaissance drilling programs led to the recognition and definition of historical gold resources (see notes regarding the historical mineral resources below). Several historic mines are also located on the Mt Steadman project (Mt Steadman, Venus and London), and were initially worked in the 1880's with periodic production continuing into the 1940's.

In the 1990's mineralized sheeted vein swarms (IRGS-style mineralization) were recognized at the Fitzroy prospect, where over 4,000 meters of shallow drilling led to the definition of historic gold resources1. Examples of historical drill intercepts at Mt Steadman's Fitzroy prospect include reverse circulation drill holes with intercepts that include 23 meters from surface averaging 1.04 g/t gold in drill hole RC95MS7, 24 meters from surface averaging 1.13 g/t gold in RC85MS10, and 26 meters from surface averaging 1.00 g/t in RC95MS44 (true widths unknown)4.

Many Peaks also optioned the Mt Steadman project from EMX in 2023 and drilled two reverse circulation ("RC") drill holes on the property totaling 205 meters. Many Peaks reported an intercept of 8 meters averaging 2.63 g/t gold from 8 meters in RC drill hole MS041 (see Many Peaks news releases dated January 29 and 30, 2024). Many Peaks also completed additional soil sampling surveys, but identified gold anomalies were not followed up and the project was returned to EMX in mid-2024.

Queensland Gold Project: The 47,680 Ha Queensland Gold Project has been the site of historical mining and exploration activities for over a century. In the mid-1990's, the Boggy Creek gold prospect was explored by CRA Exploration and North Ltd (both precursor companies to what is now Rio Tinto Exploration Pty Limited ("RTZ"). Drilling by CRA and North Ltd intercepted long intervals (i.e., >25 meters) of gold mineralization associated with quartz vein stockworks in rhyolitic-dacitic intrusions, typical of IRGS systems. Several of the historic CRA and North Ltd holes ended in mineralization.

In terms of historical production, gold was discovered at Monal Creek in 1891, leading to the development of the Monal Goldfields in the northwest portion of the EMX license. This area is marked by historical shafts, adits, mine dumps and processing sites, where gold mineralization was present in multiple parallel quartz vein reefs. Eight reef deposits were discovered and mined, with the gold mineralization appearing to extend for several kilometers along strike.

1 Independent Geological Report for MGT Mining Ltd, 2010. https://www.nsx.com.au/ftp/news/021723444.PDF. EMX has not performed sufficient work to verify historical sample results and production figures, however, from EMX's field reviews of the Yarrol and Mt Steadman properties, these data are considered to be reliable and relevant.

2 True widths remain unknown but are estimated to be in the 50-75% range of the reported drilled interval. The interval was calculated assuming a cutoff of 0.5 g/t gold.

3 True widths not reported.

4 The historical drilling was completed by Probe Resources in 1995 and 1996 and reported to Queensland Geologic Survey. EMX has not done sufficient work to classify these results as compliant with NI 43-101 regulation, these results should not be relied upon until they are confirmed. However, EMX believes these results are reliable and relevant.

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Many Peaks optioned the Queensland Gold project from EMX in 2020 and executed several exploration programs on the project. Many Peaks drilled twelve RC holes at Boggy Creek totaling 1,806 meters, and six additional reconnaissance drill holes elsewhere on the property (totaling 531 meters). Many Peaks also conducted various rock-chip, soil, auger and air core sampling programs at various locations on the property. On June 7, 2022, Many Peaks announced drill results from the Boggy Creek program that included intercepts of 7 meters averaging 2.04 g/t from 13 meters in drill hole BCRC003, 17 meters averaging 0.75 g/t from 10 meters in drill hole BCRC005 and 11 meters averaging 0.53 g/t from 73 meters in drill hole BCRC0073 (see Many Peaks news release dated June 7, 2022).

More information on the Projects can be found at www.EMXroyalty.com.

Comments on Historical Mineral Resources. The historical mineral resources at Yarrol and Mt Steadman were reported in 2010 by MGT Mining Ltd, which was a publicly traded Australian company (ASX:MGT) at the time of publication. Discussions of the projects and historic resources can be found at: https://www.nsx.com.au/ftp/news/021723444.PDF. EMX has not done sufficient work to verify the historical resources and is not considering these resources to be current or compliant with NI43-101 standards. Additional drilling and sampling would be required to confirm the resources, but EMX considers the published historical estimates to be relevant and reliable.

Comments on Nearby Mines and Deposits. The mines and deposits discussed in this news release provide context for EMX's projects, which occur in similar geologic settings, but this is not necessarily indicative that the Company's projects host similar styles, tonnages or grades of mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole

President and CEO

Phone: (303) 973-8585

Dave@EMXroyalty.com

Isabel Belger

Investor Relations

Phone: +49 178 4909039

IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2024 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2023, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

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EMX ROYALTY CORP
THE ROYALTY GENERATOR
Mt Morgan
GBM Resources
7.6 Moz Au
0.4 Mt Cu Produced
Canterbury Resources
Briggs-Manersley Project
Dart Mining
Triumph Project
Queensland
Gold
Many Peaks
Cannindah Resources Ltd
Mt Cannindah Project
Cracow
Aeris Resources
>2 million ounces
produced to date
Yarrol
Yarrol Fault
Perry Fault
Mt Rawdon
Evolution Mining
>2 million ounces
produced to date
Zenith Minerals
Red Mountain Project
Mt Steadman
N
100 km
EMX Royalty Property
Historic Mine
Active Mine
Exploration Project

Notes: Mt Rawdon production data from Evolution Mining: https://evolutionmining.com.au/wp-content/uploads/2023/11/Mt-Rawdon-fact-sheet-FY23F.pdf. Mt Morgan production data from Mt. Morgan: A. Taube; The Mount Morgan gold-copper mine and environment, Queensland; a volcanogenic massive sulfide deposit associated with penecontemporaneous faulting. Economic Geology; 81 (6): 1322-1340. Cracow historic production data from Aeris Resources web page for the Cracow Operation: https://www.aerisresources.com.au/assets/cracow/.

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